 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Brennan, Edward A. (Last) (First) (Middle) Morgan Stanley 1585 Broadway (Street) New York, NY 10036 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Morgan Stanley MWD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 08/28/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code / V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	3/19/2002		A / V	1,200 / A / $	7,514 (1)	D
Common Stock			/	/ / $	31,068	I	By Spouse
Common Stock			/	/ / $	150,732	I	By Trust
Common Stock			/	/ / $	6,244	I	Savings Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8) Code / V	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (Right to Buy)	$57.88	3/19/2002		A / V	8,000 A	09/19/02 / 03/19/12	Common Stock / 8,000	$		D
Non-Qualified Stock Option (Right to Buy) (2)	$57.88	3/19/2002		A / V	1,814 (2) A	09/19/02 / 03/19/12	Common Stock / 1,814	$19.29 (3)	9,814	D
Explanation of Responses:

1. Includes 6,208 stock units acquired under the deferred compensation provisions of the Directors' Equity Capital Accumulation Plan (DECAP), which were reported previously in Table II. These stock units may be settled only in shares of Common Stock at a ratio of 1 to 1.
2. Stock options acquired under the deferred compensation provisions of DECAP. The number of DECAP stock options is determined by dividing the amount of the annual cash retainer by the fair market value of a share of Common Stock on the award date and multiplying the result by 3.
3. In accordance with the deferred compensation provisions of DECAP described in footnote 3 above, the deemed purchase price of each DECAP stock option is one-third of the fair market value of a share of Common Stock on the award date.
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                                                    POWER OF ATTORNEY

                The undersigned hereby makes, constitutes and appoints each of Donald G. Kempf, Jr., Ronald T. Carman, Martin M. Cohen, William J. O'Shaughnessy, Jr., Charlene R. Herzer, W. Gary Beeson, Ola E. Lotfy, Jeanne Greeley, and Lou Fryz to act severally and not jointly, as his true and lawful agents and attorneys-in-fact, with full power and authority to act hereunder, each in his/her discretion, in the name of and for and on behalf of the undersigned as fully as could the undersigned if present and acting in person, to make any and all required or voluntary filings under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules and regulation thereunder, with the Securities and Exchange Commission, and any and all applicable stock exchanges, Morgan Stanley and any other person or entity to which such filings may be required under Section 16(a) of the Exchange Act as a result of the undersigned's status as an officer, director or stockholder of Morgan Stanley. This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to securities of Morgan Stanley.

                IN WITNESS WHEREOF, the undersigned has executed this power of attorney, effective as of this 9th day of September, 2002

                                                        By: /s/ Edward A. Brennan
                                                              Edward A. Brennan

By: /s/ CRHerzer, Attorney-in-Fact 9/13/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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